SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)


                                 RoomLinX, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                  776382 20 2
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                                 (CUSIP Number)

                                  Michael Wasik
                               c/o RoomLinX, Inc.
                         401 Hackensack Ave., 3rd Floor
                              Hackensack, NJ 07601
                                 (201) 525-1777
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.











                         (Continued on following pages)
                               (Page 1 of 7 Pages)

CUSIP No.    727044-10-3               13D                     Page 2 of 7 Pages
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Michael Wasik

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)

          PF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                             7    SOLE VOTING POWER
                                  26,233,565 shares
         NUMBER OF
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY               0 shares
         OWNED BY
           EACH              9    SOLE DISPOSITIVE POWER
         REPORTING                26,233,565 shares
          PERSON
           WITH              10   SHARED DISPOSITIVE POWER
                                  0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,233,565

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.7%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

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CUSIP No.    727044-10-3               13D                     Page 3 of 7 Pages
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Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of RoomLinX, Inc. ("RoomLinX"). The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to employee stock options that entitle the holder thereof to purchase Common Stock of RoomLinX. The address of the principal executive offices of RoomLinX is 401 Hackensack Ave., 3rd Floor, Hackensack, NJ 07601.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by Michael Wasik (the "Reporting Person").

     (b)  The business address of the Reporting Person is the following:
                c/o RoomLinX, Inc.
                401 Hackensack Ave., 3rd Floor
                Hackensack, NJ 07601

     (c) The Reporting Person is the Executive Vice President of the Wireless LAN Division of RoomLinX, located at 401 Hackensack Ave., 3rd Floor, Hackensack, NJ 07601. The principal business of RoomLinX is to provide WiFi and wired networking solutions for high-speed internet access to hotels, convention centers, corporate apartments and college campuses.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person has acquired beneficial ownership of 26,233,565 shares of Common Stock, (A) 25,233,565 shares of which have been acquired pursuant to an Agreement and Plan of Merger dated August 10, 2005 (the "Merger Agreement") among RoomLinX, a wholly owned subsidiary of RoomLinX and SuiteSpeed, Inc. ("SuiteSpeed") in respect of the Reporting Person's SuiteSpeed common stock and the cancellation of certain indebtedness of SuiteSpeed held by the Reporting Person, and (B) 1,000,000 shares of which underlie immediately exercisable employee stock options of RoomLinX that were issued to the Reporting Person in connection with RoomLinX's employment of the Reporting Person as Executive Vice President of the Wireless LAN Division following the merger effected pursuant to the Merger Agreement. The stock option exercise price of $0.026 per share is payable in cash.

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CUSIP No.    727044-10-3               13D                     Page 4 of 7 Pages
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Item 4. Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock to which this
Schedule 13D relates for investment purposes.

     Other than as described in Item 3 and this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any event described in (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 26,233,565 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 25,233,565 shares represent the number of shares that the Reporting Person currently holds and 1,000,000 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options. Based on the number of shares of Common Stock issued and outstanding as reported in the most recently available periodic report filed with the Securities and Exchange Commission (the "SEC") by RoomLinX, the beneficial ownership of the Reporting Person equals approximately 19.7% of the outstanding Common Stock of RoomLinX.

     (b) The Reporting Person has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in Item 5(a).

     (c)  Not applicable

     (d)  Not applicable.

     (e)  Not applicable.


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CUSIP No.    727044-10-3               13D                     Page 5 of 7 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

     Pursuant to the Merger Agreement, the Reporting Person received 19,049,695 shares of Common Stock from RoomLinX in respect of the Reporting Person's SuiteSpeed common stock.

     Pursuant to the Merger Agreement, the Reporting Person received 6,183,870 shares of Common Stock of RoomLinX in respect of the cancellation of SuiteSpeed's indebtedness to the Reporting Person.

     Pursuant to an Employment Agreement dated August 10, 2005 (the "Employment Agreement"), between RoomLinX and the Reporting Person, the Reporting Person received an option to acquire 1,000,000 shares of Common Stock under the RoomLinX Long Term Incentive Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Merger Agreement (incorporated by reference to Exhibit 10.1 to RoomLinX's Form 8-K (SEC file no. 000-26213) filed by RoomLinX with the SEC on August 16, 2005).

Exhibit 2 Employment Agreement (incorporated by reference to Exhibit 10.2 to RoomLinX's Form 8-K (SEC file no. 000-26213) filed by RoomLinX with the SEC on August 16, 2005).

Exhibit 3 Long Term Incentive Plan of RoomLinX (incorporated by reference to Annex A to the definitive proxy statement of Arc Communications, Inc. (SEC file no. 000-26312) filed with the SEC on June 15, 2004).


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CUSIP No.    727044-10-3               13D                     Page 6 of 7 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 19, 2003



                                                     /s/ Michael Wasik
                                                     ---------------------------
                                                     Name:  Michael Wasik


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CUSIP No.    727044-10-3               13D                     Page 7 of 7 Pages
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                                  EXHIBIT INDEX

Exhibit 1 Merger Agreement (incorporated by reference to Exhibit 10.1 to RoomLinX's Form 8-K (SEC file no. 000-26213) filed by RoomLinX with the SEC on August 16, 2005).

Exhibit 2 Employment Agreement (incorporated by reference to Exhibit 10.2 to RoomLinX's Form 8-K (SEC file no. 000-26213) filed by RoomLinX with the SEC on August 16, 2005).

Exhibit 3 Long Term Incentive Plan of RoomLinX (incorporated by reference to Annex A to the definitive proxy statement of Arc Communications, Inc. (SEC file no. 000-26312) filed with the SEC on June 15, 2004).